CloudCommerce, Inc.

321 Sixth Street

San Antonio, TX 78215

+1- 805-964-3313

February 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Morris
Mara Ransom

Re:	CloudCommerce, Inc.
Registration Statement on Form S-3
File No. 333-252358

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CloudCommerce, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. Eastern time, Tuesday, February 16, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

CloudCommerce, Inc.

By: /s/ Andrew Van Noy

Andrew Van Noy

Chief Executive Officer